Exhibit 99.1

YAMANA PROVIDES NOTICE OF SECOND QUARTER 2017 RESULTS RELEASE

TORONTO, ONTARIO, June 28, 2017 – YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or “the Company”) will release its second quarter 2017 operational and financial results after market close on Thursday, July 27, 2017, followed by a conference call and webcast on Friday, July 28, 2017, at 9:00 a.m. ET.

Second Quarter 2017 Conference Call

Toll Free (North America):	1-866-223-7781
Toronto Local and International:	416-340-2218
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	1147900

The conference call replay will be available from 12:00 p.m. ET on Friday, July 28, 2017, until 11:59 p.m. ET on Friday, August 11, 2017.

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com